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SEC Mail Processing Section
FEB 25 2016
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INLAND SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 Butterfield Road
(No. and Street)

Oak Brook (City) IL (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine L. Lynch 630-218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Catherine L. Lynch, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland Securities Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Inland Securities Corporation:

We have audited the accompanying statement of financial condition of Inland Securities Corporation (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 23, 2016

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	4,005,511
Commissions receivable		203,172
Current income tax receivable		106,110
Fixed assets (net)		61,174
Total assets	$	4,375,967

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,192,589
Accounts payable and accrued expenses		537,581
Total liabilities		1,730,170
Stockholder's equity (note 2):		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		25,452,253
Retained deficit		(22,806,466)
Total stockholder's equity		2,645,797
Total liabilities and stockholder's equity	$	4,375,967

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2015

Revenues:		
Commissions (note 3)	$	77,828,113
Interest and other income		302
Total revenues		77,828,415
Expenses:		
Commissions		68,486,839
Employee compensation and benefits		8,790,962
Other operating expenses		5,324,577
Total expenses		82,602,378
Loss before income tax benefit		(4,773,963)
Income tax benefit		1,856,652
Net loss	$	(2,917,311)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Stockholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2014	$	10	21,502,253	(19,889,155)	1,613,108
Capital contributions		—	3,950,000	—	3,950,000
Net loss		—	—	(2,917,311)	(2,917,311)
Balance at December 31, 2015	$	10	25,452,253	(22,806,466)	2,645,797

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(2,917,311)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		17,723
Changes in assets and liabilities:		
Current income tax receivable		658,347
Commissions receivable		27,927
Commissions payable		(1,161,203)
Accounts payable and accrued expenses		1,437
Net cash used in operating activities		(3,373,080)
Cash flows from investing activity:		
Purchase of fixed assets		(44,563)
Net cash used in investing activity		(44,563)
Cash flows from financing activity:		
Capital contributions		3,950,000
Net cash provided by financing activity		3,950,000
Net decrease in cash and cash equivalents		532,357
Cash and cash equivalents at beginning of year		3,473,154
Cash and cash equivalents at end of year	$	4,005,511
Supplemental disclosure:		
Amounts received pursuant to the Company's tax sharing agreement	$	2,515,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC), as the sole stockholder, is committed to funding cash flow needs of the Company in the normal course of business. The Inland Group, Inc. (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates.

A description of significant accounting policies is as follows:

(a) Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

(c) Income Taxes

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2015, the Company had net capital and minimum net capital requirements of $2,333,752 and $115,345, respectively. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was approximately 0.74 to 1.

(Continued)

(3) Related-Party Transactions

Commission income of $77,828,113 was derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager. As of December 31, 2015, accounts receivable related to this income amounted to $203,172.

The Company is charged direct costs for specific legal, payroll processing, information technology services, marketing, and certain other administrative services performed by administrative departments of Inland. Such amounts totaled approximately $1,304,941 for the year ended December 31, 2015. As of December 31, 2015, accounts payable related to these direct costs amounted to $60,677. In addition, the Company paid rent to IREIC of approximately $25,494 for the year ended December 31, 2015. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(4) Income Taxes

The Company is party to a tax-sharing agreement between Inland and IREIC, which provides that income tax expense or benefit be reflected on a separate company basis. The Company recorded a $1,856,652 income tax benefit for the year ended December 31, 2015. At the beginning of the year, the Company had an income tax receivable from IREIC of $764,458 relating to the unreimbursed income tax benefits for the year ending December 31, 2014. The Company received a $2,515,000 payment from IREIC representing payment by IREIC of the aforementioned $764,458 and available current tax benefit of $1,750,543. The remaining income tax benefits provided by the Company that were not paid in the amount of $106,110 were recorded as a current income tax receivable as of December 31, 2015. The income tax benefit for the year ended December 31, 2015 was computed by applying an estimated combined tax rate of 40.04% to pretax income. Income tax expense (benefit) from operations for the year ended December 31, 2015 differs from "expected" tax expense (benefit) (computed by applying the U.S. federal income tax rate of 35% for the year ended December 31, 2015, to pretax income) principally due to the effect of state and local income taxes (net of federal benefit).

(5) Subsequent Events

Subsequent events were evaluated through February 23, 2016, the date on which the financial statements were issued.

Schedule I

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Stockholder's equity	$	2,645,797
Deductions:		
Nonallowable assets:		
Commissions receivable		144,761
Current income tax asset		106,110
Other assets		61,174
Total deductions		312,045
Net capital		2,333,752
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		115,345
Excess net capital	$	2,218,407
Aggregate indebtedness – total liabilities	$	1,730,170
Ratio of aggregate indebtedness to net capital		0.74

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the broker-dealer's unaudited Form X-17A-5 IIA filing.

See accompanying report of independent registered public accounting firm.

Schedule II

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Customer Reserve Requirements and
PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Inland Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Inland Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, a copy of the respective check, and the respective bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the FOCUS Summary working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the FOCUS Summary working papers, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2016